RECEIVED

2008 MAY 14 A 7:37 Rule 12g3-2(b) File No. 82-34825

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12.05.2008

Office of International Corporation Finance [redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08002551

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAY 20 2008
THOMSON REUTERS

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Manager

Enclosures;

1. March 31, 2008 Consolidated Financial Results (TRY)
2. March 31, 2008 Consolidated Financial Results (USD)
3. Earnings Presentation for 1Q 2008

5/14

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in millions of USD)

	ASSETS	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
		TC	FC	Total	TC	FC	Total
I.	**I. CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**548**	**1.999**	**2.547**	**347**	**2.036**	**2.383**
II.	**II. FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO I**	**81**	**4.132**	**4.213**	**75**	**4.147**	**4.222**
2.1	2.1.Financial assets held for trading	53	4.038	4 091	45	4.107	4.152
2.1.1	2.1.1.Public sector debt securities	48	4.038	4.086	40	4.107	4.147
2.1.2	2.1.2.Securities representing a share in capital	4	-	4	4	-	4
2.1.3	2.1.3.Other marketable securities	1	-	1	1	-	1
2.2	2.2.Financial assets where fair value change is reflected to income statement	-	-	-	-	-	-
2.2.1	2.2.1.Public sector debt securities	-	-	-	-	-	-
2.2.2	2.2.2.Securities representing a share in capital	-	-	-	-	-	-
2.2.3	2.2.3.Other marketable securities	-	-	-	-	-	-
2.3	2.3.Derivative financial assets held for trading	28	94	122	30	40	70
III.	**III. BANKS**	-	**1.922**	**1.922**	**23**	**1.332**	**1.355**
IV.	**IV. MONEY MARKET SECURITIES**	**1**	**144**	**145**	**2**	-	**2**
4.1	4.1.Interbank money market placements	-	144	144	-	-	-
4.2	4.2.Istanbul Stock Exchange money market placements	-	-	-	-	-	-
4 3	4.3.Receivables from reverse repurchase agreements	1	-	1	2	-	2
V.	**V. FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	**14.074**	**3.613**	**17.687**	**14.461**	**3.638**	**18.099**
5.1	5.1.Securities representing a share in capital	5	-	5	6	-	6
5.2	5 2.Public sector debt securities	14.069	3.459	17.528	14.455	3.564	18.019
5.3	5 3.Other marketable securities	-	154	154	-	74	74
VI.	**VI. LOANS**	**20.165**	**13.736**	**33.901**	**22.224**	**12.178**	**34.402**
6.1	6.1.Loans	20.165	13.736	33.901	22.224	12.178	34.402
6.1.1	6.1.1.Loans granted to the Bank's risk group	94	596	690	230	577	807
6.1.2	6.1.2.Other	20.071	13.140	33.211	21.994	11.601	33.595
6.2	6 2.Loans under follow-up	593	20	613	830	39	869
6.3	6.3.Specific provisions (-)	593	20	613	830	39	869
VII.	**VII. FACTORING RECEIVABLES**	-	-	-	-	-	-
VIII.	**VIII. INVESTMENTS HELD TO MATURITY (Net)**	-	-	-	-	-	-
8.1	8.1.Public sector debt securities	-	-	-	-	-	-
8.2	8.2 Other marketable securities	-	-	-	-	-	-
IX.	**IX. INVESTMENTS AND ASSOCIATES (Net)**	-	-	-	-	-	-
9.1	9.1.Accounted with equity method	-	-	-	-	-	-
9.2	9.2.Non-consolidated investments and associates	-	-	-	-	-	-
9.2.1	9.2.1.Financial investments and associates	-	-	-	-	-	-
9.2.2	9.2.2.Non-financial investments and associates	-	-	-	-	-	-
X.	**X. SUBSIDIARIES (Net)**	**14**	-	**14**	**20**	-	**20**
10.1	10.1.Non-consolidated financial subsidiaries	14	-	14	20	-	20
10.2	10.2.Non-consolidated non-financial subsidiaries	-	-	-	-	-	-
XI.	**XI. JOINT VENTURES (BUSINESS PARTNERS) (Net)**	-	-	-	-	-	-
11.1	11.1.Accounted with equity method	-	-	-	-	-	-
11.2	11.2.Non-consolidated joint ventures	-	-	-	-	-	-
11.2.1	11.2.1.Financial joint ventures	-	-	-	-	-	-
11.2.2	11.2.2.Non-financial joint ventures	-	-	-	-	-	-
XII.	**XII. RECEIVABLES FROM LEASING TRANSACTIONS (Net)**	**146**	**393**	**539**	**180**	**380**	**560**
12.1	12.1.Finance lease receivables	184	445	629	230	432	662
12.2	12 2.Operational leasing receivables	-	-	-	-	-	-
12.3	12.3.Others	-	-	-	-	-	-
12.4	12 4.Unearned income (-)	38	52	90	50	52	102
XIII.	**XIII. DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING**	-	-	-	-	-	-
13.1	13.1.Fair value hedges	-	-	-	-	-	-
13.2	13.2.Cash flow hedges	-	-	-	-	-	-
13.3	13.3.Hedges for investments made in foreign countries	-	-	-	-	-	-
XIV.	**XIV. PROPERTY AND EQUIPMENT (Net)**	**554**	**5**	**559**	**626**	**5**	**631**
XV.	**XV. INTANGIBLE ASSETS [Net]**	**23**	-	**23**	**27**	-	**27**
15.1	15.1.Goodwill	-	-	-	-	-	-
15.2	15.2.Other	23	-	23	27	-	27
XVI.	**XVI. REAL ESTATES FOR INVESTMENT PURPOSE (Net)**	-	-	-	-	-	-
XVII.	**XVII. ASSETS FOR TAX**	**13**	**1**	**14**	**14**	**1**	**15**
17.1	17.1.Current assets for tax	-	-	-	-	-	-
17.2	17.2.Deferred assets for tax	13	1	14	14	1	15
XVIII.	**XVIII. PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)**	**3**	-	**3**	**3**	-	**3**
18.1	18.1.Held for sale purpose	3	-	3	3	-	3
18 2	18.2.Held from terminated operations	-	-	-	-	-	-
XIX.	**XIX. OTHER ASSETS**	**430**	**96**	**526**	**421**	**55**	**476**
	TOTAL ASSETS	**36.052**	**26.041**	**62.093**	**38.423**	**23.772**	**62.195**

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in millions of USD)

	LIABILITIES	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
		TC	FC	Total	TC	FC	Total
I.	**I. DEPOSITS**	**20.825**	**17.155**	**37.980**	**21.839**	**15.800**	**37.639**
1.1	1.1.Deposits held by the Bank's risk group	739	897	1.636	461	602	1 063
1.2	1.2 Other	20 086	16.258	36.344	21.378	15.198	36.576
II.	**II. DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	**14**	**49**	**63**	**49**	**42**	**91**
III.	**III. FUNDS BORROWED**	**117**	**8.879**	**8.996**	**151**	**8.036**	**8.187**
IV.	**IV. INTERBANK MONEY MARKET**	**4.107**	**387**	**4.494**	**3.830**	**429**	**4.259**
4.1	4.1.Interbank money market payables	21	-	21	22	111	133
4.2	4 2.Istanbul Stock Exchange money market payables	-	-	-	-	-	-
4.3	4.3.Funds provided under repurchase agreements	4 086	387	4 473	3.808	318	4.126
V.	**V. MARKETABLE SECURITIES ISSUED (Net)**	-	-	-	-	-	-
5.1	5.1.Bills	-	-	-	-	-	-
5.2	5.2.Asset backed securities	-	-	-	-	-	-
5.3	5.3.Bonds	-	-	-	-	-	-
VI.	**VI. FUNDS**	-	-	-	-	-	-
6.1	6.1.Borrower funds	-	-	-	-	-	-
6.2	6.2.Other	-	-	-	-	-	-
VII.	**VII. MISCELLANEOUS PAYABLES**	**913**	**25**	**938**	**807**	**18**	**825**
VIII.	**VIII. OTHER EXTERNAL RESOURCES**	**704**	**142**	**846**	**1.185**	**98**	**1.283**
IX.	**IX. FACTORING PAYABLES**	-	-	-	-	-	-
X.	**X. LEASING TRANSACTONS PAYABLES**	-	-	-	-	-	-
10.1	10.1.Finance leasing payables	-	-	-	-	-	-
10.2	10.2 Operational leasing payables	-	-	-	-	-	-
10.3	10.3.Other	-	-	-	-	-	-
10.4	10.4.Deferred finance leasing expenses (-)	-	-	-	-	-	-
XI.	**XI. DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**	-	-	-	-	-	-
11.1	11.1.Fair value hedges	-	-	-	-	-	-
11.2	11.2 Cash flow hedges	-	-	-	-	-	-
11.3	11.3.Hedges for investments made in foreign countries	-	-	-	-	-	-
XII.	**XII. PROVISIONS**	**328**	**130**	**458**	**352**	**100**	**452**
12.1	12.1.General provisions	161	124	285	161	92	253
12.2	12.2.Restructuring reserves	-	-	-	-	-	-
12.3	12.3.Reserves for employee benefit	50	-	50	55	-	55
12.4	12.4.Insurance technical reserves (Net)	-	-	-	-	-	-
12.5	12.5.Other provisions	117	6	123	136	8	144
XIII.	**XIII. LIABILITIES FOR TAX**	**224**	**45**	**269**	**246**	**42**	**288**
13.1	13.1.Current - Liabilities for tax	224	3	227	246	8	254
13.2	13.2.Deferred - Liabilities for tax	-	42	42	-	34	34
XIV.	**XIV. LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**	-	-	-	-	-	-
14.1	14.1.Held for sale purpose	-	-	-	-	-	-
14 2	14.2 Held from terminated operations	-	-	-	-	-	-
XV.	**XV. SUBORDINATED LOANS**	-	-	-	-	-	-
XVI.	**XVI. SHAREHOLDERS' EQUITY**	**8.059**	**(10)**	**8.049**	**9.194**	**(23)**	**9.171**
16.1	16.1.Paid-in capital	2.296	-	2.296	2.588	-	2.588
16.2	16.2.Supplementary capital	2.734	(10)	2.724	3.289	(23)	3.266
16.2.1	16.2.1.Share premium	1.301	-	1.301	1.466	-	1.466
16.2.2	16.2.2.Share cancellation profits	-	-	-	-	-	-
16 2.3	16.2.3.Valuation changes of marketable securities	36	(10)	26	179	(23)	156
16 2.4	16.2 4 Revaluation changes of property and equipment	6	-	6	-	-	-
16.2.5	16.2.5.Revaluation changes of intangible assets	-	-	-	-	-	-
16 2.6	16.2 6 Revaluation changes of real estates for investment purpose	-	-	-	-	-	-
16 2.7	16.2.7.Free shares from investment and associates, subsidiaries and joint ventures (business partners)	-	-	-	-	-	-
16.2 8	16.2.8 Hedging funds (Active part)	(68)	-	(68)	-	-	-
16.2.9	16.2.9.Value increase in property and equipment held for sale purpose and held from terminated operations	-	-	-	-	-	-
16.2.10	16.2.10 Other capital reserves	1.459	-	1.459	1.644	-	1.644
16.3	16.3.Profit reserves	2 467	-	2.467	1.571	-	1.571
16.3.1	16.3.1.Legal reserves	525	-	525	454	-	454
16.3.2	16 3.2.Status reserves	-	-	-	-	-	-
16.3.3	16.3.3.Extraordinary reserves	1.862	-	1.862	1.131	-	1.131
16.3.4	16.3.4 Other profit reserves	80	-	80	(14)	-	(14)
16.4	16 4. Profit or loss	562	-	562	1.746	-	1.746
16 4.1	16 4.1.Prior year income/loss	11	-	11	(14)	-	(14)
16.4 2	16 4 2 Current year income/loss	551	-	551	1.760	-	1.760
16.5	16 5.Minority share	-	-	-	-	-	-
	TOTAL LIABILITIES	**35.291**	**26.802**	**62.093**	**37.653**	**24.542**	**62.195**

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.

CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2008 AND 31 MARCH 2007

(Amounts are expressed in millions of USD)

	INCOME STATEMENT	CURRENT PERIOD (01/01-31/03/2008)	PRIOR PERIOD (01/01-31/03/2007)
I.	**I. INTEREST INCOME**	**1.791**	**1.423**
1.1	1.1.Interest on loans	1.093	877
1.2	1.2.Interest received from reserve deposits	5	5
1.3	1.3.Interest received from banks	50	57
1.4	1.4.Interest received from money market transactions	2	10
1.5	1.5.Interest received from marketable securities portfolio	616	457
1.5.1	1.5.1.Financial assets held for trading	41	84
1.5.2	1.5.2.Financial assets where value change is reflected to income statement	-	-
1.5.3	1.5.3.Financial assets available for sale	575	373
1.5.4	1.5.4.Investments held to maturity	-	-
1.6	1.6.Finance lease income	16	13
1.7	1.7.Other interest income	9	4
II.	**II. INTEREST EXPENSES**	**1.072**	**879**
2.1	2.1.Interest on deposits	802	656
2.2	2.2.Interest on funds borrowed	99	102
2.3	2.3.Interest on money market transactions	165	118
2.4	2.4.Interest on securities issued	-	-
2.5	2.5.Other interest expenses	6	3
III.	**III. NET INTEREST INCOME/EXPENSES (I - II)**	**719**	**544**
IV.	**IV. NET FEES AND COMMISSIONS INCOME/EXPENSES**	**186**	**161**
4.1	4.1.Fees and commissions received	229	196
4.1.1	4.1.1.Non-cash loans	9	8
4.1.2	4.1.2.Other	220	188
4.2	4.2.Fees and commissions paid	43	35
4.2.1	4.2.1.Non-cash loans	-	-
4.2.2	4.2.2.Other	43	35
V.	**V. DIVIDEND INCOME**	**3**	**-**
VI.	**VI. TRADING PROFIT/LOSS (Net)**	**60**	**20**
6.1	6.1.Profit/loss on trading account securities	(17)	2
6.2	6.2.Foreign exchange profit/loss	77	18
VII.	**VII. OTHER OPERATING INCOME**	**317**	**68**
VIII.	**VIII. TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)**	**1.285**	**793**
IX.	**IX. PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)**	**231**	**116**
X.	**X. OTHER OPERATING EXPENSES (-)**	**394**	**270**
XI.	**XI. NET OPERATING PROFIT/LOSS (VIII-IX-X)**	**660**	**407**
XII.	**XII. SURPLUS WRITTEN AS GAIN AFTER MERGER**	-	-
XIII.	**XIII. PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES**	-	-
XIV.	**XIV. NET MONETORY POSITION GAIN/LOSS**	-	-
XV.	**XV. PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)**	**660**	**407**
XVI.	**XVI. PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)**	**109**	**83**
16.1	16.1.Current tax provision	105	91
16.2	16.2.Deferred tax provision	4	(8)
XVII.	**XVII. NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)**	**551**	**324**
XVIII.	**XVIII. INCOME FROM TERMINATED OPERATIONS**	-	-
18.1	18.1.Property and equipment income held for sale	-	-
18.2	18.2. Sale profits from associates, subsidiaries and joint ventures (business partners)	-	-
18.3	18.3.Other income from terminated operations	-	-
XIX.	**XIX.EXPENSES FROM TERMINATED OPERATIONS (-)**	-	-
19.1	19.1.Property and equipment expense held for sale	-	-
19.2	19.2. Sale losses from associates, subsidiaries and joint ventures (business partners)	-	-
19.3	19.3.Other expenses from terminated operations	-	-
XX.	**XX. PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)**	-	-
XXI.	**XXI. PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)**	-	-
21.1	21.1.Current tax provision	-	-
21.2	21.2.Deferred tax provision	-	-
XXII.	**XXII. NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)**	-	-
XXIII.	**XXIII. NET PROFIT/LOSSES (XVII+XXII)**	**551**	**324**
23.1	**23.1.Group's profit/loss**	**551**	**324**
23.2	23.2.Minority shares	-	-
	Earnings/Losses per share	0,00000	0,00000

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of YTL)

	ASSETS	Disc.	CURRENT PERIOD (31/03/2008) TC	FC	Total	PRIOR PERIOD (31/12/2007) TC	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	(I-a)	716.459	2.610.750	3.327.209	402.714	2.359.742	2.762.456
II.	**FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO INC**	(I-b)	105.338	5.399.145	5.504.483	86.253	4.808.880	4.895.133
2.1	Financial assets held for trading		68.945	5.276.787	5.345.732	51.853	4.761.998	4.813.851
2.1.1	Public sector debt securities		62.406	5.276.787	5.339.193	45.965	4.761.998	4.807.963
2.1.2	Securities representing a share in capital		4.954	-	4.954	4.637	-	4.637
2.1.3	Other marketable securities		1.585	-	1.585	1.251	-	1.251
2.2	Financial assets where fair value change is reflected to income statement		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Securities representing a share in capital		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		36.393	122.358	158.751	34.400	46.882	81.282
III.	**BANKS**	(I-c)	464	2.510.421	2.510.885	26.470	1.543.695	1.570.165
IV.	**MONEY MARKET SECURITIES**		734	188.727	189.461	2.547	-	2.547
4.1	Interbank money market placements		-	188.727	188.727	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		734	-	734	2.547	-	2.547
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	(I-d)	18.387.211	4.719.542	23.106.753	16.765.191	4.217.440	20.982.631
5.1	Securities representing a share in capital		6.721	110	6.831	6.721	110	6.831
5.2	Public sector debt securities		18.380.490	4.518.264	22.898.754	16.758.470	4.131.310	20.889.780
5.3	Other marketable securities		-	201.168	201.168	-	86.020	86.020
VI.	**LOANS**	(I-e)	26.344.242	17.944.562	44.288.804	25.764.399	14.117.729	39.882.128
6.1	Loans		26.344.242	17.944.562	44.288.804	25.764.399	14.117.729	39.882.128
6.1.1	Loans granted to the Bank's risk group		122.522	778.361	900.883	267.057	668.453	935.510
6.1.2	Other		26.221.720	17.166.201	43.387.921	25.497.342	13.449.276	38.946.618
6.2	Loans under follow-up		775.165	26.103	801.268	961.981	45.647	1.007.628
6.3	Specific provisions (-)		775.165	26.103	801.268	961.981	45.647	1.007.628
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD TO MATURITY (Net)**	(I-f)	-	-	-	-	-	-
8.1	Public sector debt securities		-	-	-	-	-	-
8.2	Other marketable securities		-	-	-	-	-	-
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Accounted with equity method		-	-	-	-	-	-
9.2	Non-consolidated investments and associates		-	-	-	-	-	-
9.2.1	Financial investments and associates		-	-	-	-	-	-
9.2.2	Non-financial investments and associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	17.748	36	17.784	22.762	36	22.798
10.1	Non-consolidated financial subsidiaries		17.748	36	17.784	22.762	36	22.798
10.2	Non-consolidated non-financial subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (BUSINESS PARTNERS) (Net)**		-	-	-	-	-	-
11.1	Accounted with equity method		-	-	-	-	-	-
11.2	Non-consolidated joint ventures		-	-	-	-	-	-
11.2.1	Financial joint ventures		-	-	-	-	-	-
11.2.2	Non-financial joint ventures		-	-	-	-	-	-
XII.	**RECEIVABLES FROM LEASING TRANSACTIONS (Net)**	(I-i)	189.840	513.599	703.439	209.186	440.310	649.496
12.1	Finance lease receivables		240.026	581.518	821.544	267.601	500.480	768.081
12.2	Operational leasing receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		50.186	67.919	118.105	58.415	60.170	118.585
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING**	(I-j)	-	-	-	-	-	-
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	-	-
13.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		723.422	6.588	730.010	724.543	5.970	730.513
XV.	**INTANGIBLE ASSETS [Net]**		29.556	207	29.763	31.790	181	31.971
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		29.556	207	29.763	31.790	181	31.971
XVI.	**REAL ESTATES FOR INVESTMENT PURPOSE (Net)**	(I-k)	-	-	-	-	-	-
XVII.	**ASSETS FOR TAX**		17.164	1.712	18.876	16.339	1.519	17.858
17.1	Current assets for tax		-	-	-	-	-	-
17.2	Deferred assets for tax	(I-l)	17.164	1.712	18.876	16.339	1.519	17.858
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)**	(I-m)	3.623	-	3.623	3.650	-	3.650
18.1	Held for sale purpose		3.623	-	3.623	3.650	-	3.650
18.2	Held from terminated operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(I-n)	562.939	124.775	687.714	487.667	64.022	551.689
	TOTAL ASSETS		47.098.740	34.020.064	81.118.804	44.543.511	27.559.524	72.103.035

(Tetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of YTL)

	LIABILITIES	Disc.	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
			TC	FC	Total	TC	FC	Total
I.	**DEPOSITS**	(II-a)	27.206.956	22.410.502	49.617.458	25.318.894	18.315.727	43.634.621
1.1	Deposits held by the Bank's risk group		965.319	1.172.078	2.137.397	534 308	698 227	1.232.535
1.2	Other		26.241.637	21.238.424	47.480.061	24.784.586	17.617.500	42 402 086
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(II-b)	18.455	63.959	82.414	56.840	48.751	105.591
III.	**FUNDS BORROWED**	(II-c)	153.426	11.599.018	11.752.444	174.727	9.316.394	9.491.121
IV.	**INTERBANK MONEY MARKET**		5.364.054	506.071	5.870.125	4.439.577	498.125	4.937.702
4.1	Interbank money market payables		27.111	-	27.111	25.012	129.011	154 023
4.2	Istanbul Stock Exchange money market payables		-	-	-	-	-	-
4.3	Funds provided under repurchase agreements		5.336.943	506.071	5 843 014	4 414.565	369.114	4.783.679
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		1.192.232	33.016	1.225.248	935.032	21.044	956.076
VIII.	**OTHER EXTERNAL RESOURCES**	(II-d)	919.991	184.947	1.104.938	1.373.297	114.020	1.487.317
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASING TRANSACTONS PAYABLES**	(II-e)	-	-	-	-	-	-
10.1	Finance leasing payables		-	-	-	-	-	-
10.2	Operational leasing payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred finance leasing expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**	(II-f)	-	-	-	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	-	-	-	-	-
11.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-g)	427.662	170.224	597.886	409.213	115.208	524.421
12.1	General provisions		209.591	162.203	371.794	187.190	106 435	293 625
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserves for employee benefit		65.792	-	65.792	63.383	-	63.383
12.4	Insurance technical reserves (Net)		-	-	-	-	-	-
12.5	Other provisions		152.279	8.021	160.300	158.640	8.773	167.413
XIII.	**LIABILITIES FOR TAX**	(II-h)	293.251	59.131	352.382	285.134	48.598	333.732
13.1	Current - Liabilities for tax		293.251	4 055	297.306	285.134	8 854	293.988
13.2	Deferred - Liabilities for tax		-	55.076	55 076	-	39.744	39.744
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**		-	-	-	-	-	-
14.1	Held for sale purpose		-	-	-	-	-	-
14.2	Held from terminated operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-i)	10.528.707	(12.798)	10.515.909	10.658.724	(26.270)	10.632.454
16.1	Paid-in capital		3.000 000	-	3.000.000	3.000.000	-	3 000 000
16.2	Supplementary capital		3.571.232	(12.798)	3.558 434	3 813.171	(26.270)	3.786.901
16.2.1	Share premium		1.700 000	-	1.700 000	1.700 000	-	1.700.000
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Valuation changes of marketable securities	(II-j)	46.223	(12.798)	33 425	207.279	(26.270)	181.009
16.2.4	Revaluation changes of property and equipment		8 025	-	8 025	-	-	-
16.2.5	Revaluation changes of intangible assets		-	-	-	-	-	-
16.2.6	Revaluation changes of real estates for investment purpose		-	-	-	-	-	-
16.2.7	Free shares from investment and associates, subsidiaries and joint ventures (business partners)		-	-	-	-	-	-
16.2.8	Hedging funds (Active part)		(88.908)	-	(88.908)	-	-	-
16.2.9	Value increase in property and equipment held for sale purpose and held from terminated operations		-	-	-	-	-	-
16.2.10	Other capital reserves		1.905.892	-	1.905 892	1.905 892	-	1.905 892
16.3	Profit reserves		3.222.706	-	3.222.706	1.821.178	-	1.821.178
16.3.1	Legal reserves		685.762	-	685.762	526.433	-	526 433
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		2.432 640	-	2.432.640	1.310.787	-	1.310.787
16.3.4	Other profit reserves		104.304	-	104.304	(16 042)	-	(16 042)
16.4	Profit or loss		734.560	-	734.560	2 024.136	-	2 024.136
16.4.1	Prior year income/loss		14.418	-	14 418	(16.524)	-	(16 524)
16.4.2	Current year income/loss		720.142	-	720 142	2 040.660	-	2 040 660
16.5	Minority share		209	-	209	239	-	239
	TOTAL LIABILITIES		46.104.734	35.014.070	81.118.804	43.651.438	28.451.597	72.103.035

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2008 AND 31 MARCH 2007

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	Disc.	CURRENT PERIOD (01/01-31/03/2008)	PREVIOUS PERIOD (01/01-31/03/2007)
I.	**INTEREST INCOME**	(III-a)	**2.339.400**	**1.969.351**
1.1	Interest on loans	(III-a-1)	1.428.019	1.214.986
1.2	Interest received from reserve deposits		6.787	6.863
1.3	Interest received from banks	(III-a-2)	65.601	78.952
1.4	Interest received from money market transactions		2.304	13.576
1.5	Interest received from marketable securities portfolio	(III-a-3)	803.675	631.740
1.5.1	Financial assets held for trading		53.129	115.701
1.5.2	Financial assets where value change is reflected to income statement		-	-
1.5.3	Financial assets available for sale		750.546	516.039
1.5.4	Investments held to maturity		-	-
1.6	Finance lease income		20.681	17.776
1.7	Other interest income		12.333	5.458
II.	**INTEREST EXPENSES**	(III-b)	**1.400.066**	**1.217.926**
2.1	Interest on deposits	(III-b-3)	1.048.984	908.983
2.2	Interest on funds borrowed	(III-b-1)	128.769	141.400
2.3	Interest on money market transactions		214.991	162.985
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		7.322	4.558
III.	**NET INTEREST INCOME/EXPENSES (I - II)**		**939.334**	**751.425**
IV.	**NET FEES AND COMMISSIONS INCOME/EXPENSES**		**243.510**	**222.721**
4.1	Fees and commissions received		299.270	271.543
4.1.1	Non-cash loans		11.395	11.648
4.1.2	Other		287.875	259.895
4.2	Fees and commissions paid		55.760	48.822
4.2.1	Non-cash loans		54	62
4.2.2	Other		55.706	48.760
V.	**DIVIDEND INCOME**		**3.509**	-
VI.	**TRADING PROFIT/LOSS (Net)**	(III-c)	**78.447**	**28.333**
6.1	Profit/loss on trading account securities		(22.355)	3.374
6.2	Foreign exchange profit/loss		100.802	24.959
VII.	**OTHER OPERATING INCOME**	(III-d)	**414.276**	**94.634**
VIII.	**TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)**		**1.679.076**	**1.097.113**
IX.	**PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)**	(III-e)	**301.933**	**160.777**
X.	**OTHER OPERATING EXPENSES (-)**	(III-f)	**514.618**	**373.280**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**862.525**	**563.056**
XII.	**SURPLUS WRITTEN AS GAIN AFTER MERGER**		-	-
XIII.	**PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES**		-	-
XIV.	**NET MONETARY POSITION GAIN/LOSS**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)**		**862.525**	**563.056**
XVI.	**PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)**	(III-h)	**142.377**	**114.974**
16.1	Current tax provision		137.595	126.306
16.2	Deferred tax provision		4.782	(11.332)
XVII.	**NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)**		**720.148**	**448.082**
XVIII.	**INCOME FROM TERMINATED OPERATIONS**		-	-
18.1	Property and equipment income held for sale		-	-
18.2	Sale profits from associates, subsidiaries and joint ventures (business partners)		-	-
18.3	Other income from terminated operations		-	-
XIX.	**EXPENSES FROM TERMINATED OPERATIONS (-)**		-	-
19.1	Property and equipment expense held for sale		-	-
19.2	Sale losses from associates, subsidiaries and joint ventures (business partners)		-	-
19.3	Other expenses from terminated operations		-	-
XX.	**PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)**		-	-
XXI.	**PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)**		-	-
21.1	Current tax provision		-	-
21.2	Deferred tax provision		-	-
XXII.	**NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)**		-	-
XXIII.	**NET PROFIT/LOSSES (XVII+XXII)**	(III-i)	**720.148**	**448.082**
23.1	**Group's profit/loss**		**720.142**	**447.722**
23.2	Minority shares	(III-g)	6	360
	Earnings/Losses per share		0,00240	0,00149

(Yetkili İmza / Kaşe)

1Q08 Consolidated Financial Results

May 09, 2008

AKBANK

Highlights

- Total assets increased 13% y-t-d
- Growth in loan portfolio is 11% y-t-d in line with sector loan growth
- Growth in deposits is 14% y-t-d versus 8% growth in sector deposits
- Net commission income grew 9% y-o-y, driven by the credit card and asset management commissions
- Net profit reached TRY 720mn (USD 551mn), ROAE of 27.2%

Highlights

Total Assets (TRY billion)



60,3
72,1
81,1
2006
2007
March'08

Loans (TRY billion)



13.2
13.6
13.4
30.3
39.9
44.3
2006
2007
March'08
Volume (TRY Billion)
Market share**

Deposits (TRY billion)



11,1
11,7
12,1
36,0
43,6
49,6
2006
2007
March'08
Volume (TRY Billion)
Market share**

Net Profit* (TRY million)



448
61%
720
March'07
March'08

* Net profit figures include tax credit of TRY 225mn for 1Q08

** Market shares are according to bank only figures due to unavailability of consolidated sector data

Yields & Cost of Funding*

Average Yields & Cost of Funds of Major TL Assets

	YE06	1Q07	YE07	1Q08
Average Interest Yield on Loans	25.9%	25.5%	24.1%	22.6%
Average Interest Yield on Sec.	18.5%	19.0%	19.1%	18.5%
Average Cost of Funding	17.5%	16.8%	15.6%	15.6%

Average Yields & Cost of Funds of Major FX Assets

	YE06	1Q07	YE07	1Q08
Average Interest Yield on Loans	6.8%	6.8%	6.5%	6.1%
Average Interest Yield on Sec.	7.0%	6.8%	6.6%	6.1%
Average Cost of Funding	4.6%	4.6%	4.3%	3.6%

	YE06	1Q07	YE07	1Q08
NIM	4.8%	5.0%	5.3%	5.1%

- NIM fell due to a sudden reduction in the benchmark credit card interest rate, securities rates and the change in asset mix in favor of FX loans

* All rates are compounded and annualized

Profitability

Profitability performance (TRY mn.)	1Q07	1Q08	change
Interest on loans	1,215	1,428	18%
Interest on securities	632	804	27%
Net interest income	751	939	25%
Net fee income	223	244	9%
Net income*	448	720	61%
ROAA (%)*	**2.9%**	**3.8%**	
ROAE (%)*	**22.2%**	**27.2%**	

* Net profit figures include tax credit of TRY 225mn for 1Q08

Ratios

Balance sheet performance	2007	1Q08
Loans / Total Assets	55.3%	54.6%
Securities /Total Assets	35.9%	35.3%
Loans / Deposits	91.4%	89.3%
Deposits / Total Assets	60.5%	61.2%
NPL	2.5%	1.8%
NPL cost for the period	1.4%	0.9%
Capital Adequacy Ratio (Basel I)	18.0%	17.0%

Strong growth in corporate loans due to better market positioning



Breakdown of Loans
85%
3%
4%
8%
15%
31%
18%
21%
30%
34%
15%
19%
32%
37%
16%
17%
30%
63%
2002
2006
2007
March'08
Consumer
Small Business
Commercial
Corporate

AKBANK

Retail Banking - consumer loans

Personal



Consumer Loans[1] (TRY mn.)
6%y-t-d
6,110
2,962
1,295
1,853
8,764
4,029
1,341
3,394
9,254
4,317
1,291
3,646
2006
2007
March'08
General purpose
Auto loans
Mortgage



Spreads of Consumer Loans
2.8
2.5
Dec'07
March'08

- General purpose loan growth of 7.4% y-t-d and market share of 11.5% are the result of improved distribution capability
- Akbank's market shares in consumer loans and mortgage loans are 12.9% and 12.7% respectively
- Market share in car loans is 22.1%
- NPL ratio is 2.0%, NPL cost for the period is 1.1%

[1] Numbers represent direct lending to individuals, excluding credit cards

Personal

Retail Banking - credit cards



Credit Card Loans
14,7
14,7
14,3
3.121
3.830
3.897
2006
2007
Mar.08



Spreads of Credit Cards
14.1
12.4
Dec'07
March'08



Credit Cards Quarterly Issuing Volume
14.6%
14.1%
13.7%
4,019
5,173
5,547
1Q07
4Q07
1Q08

Volume (TRY mn.) Market shares
Spreads

- 2% growth in credit card loans y-t-d
- NPL ratio is 4.4%, NPL cost for the period is 2.4%
- Fall in spread mainly related to the fall in benchmark credit card interest rate

AKBANK

Retail Banking - small business

Small Business Loans[1] (TRY mn.)


-2% y-t-d
5,959
7,568
7,442
2006
2007
March'08

Excluding accrued interest

Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.6x
- NPL ratio is 4.2%, NPL cost for the period is 4.2%

Spreads of Small Business Loans


8.9
8.9
Dec'07
March'08

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <TRY 10 mn are granted by the retail banking unit

Commercial Banking



Commercial Loans[1]
-6% y-t-d
11% y-t-d
2.47
2.54
2.40
1.83
3.16
3.52
YE06
2007
March08
YE06
2007
March08
TL cash loans
(TRY bn.)
FX cash loans
(USD bn.)
Excluding accrued interest

- 46 commercial banking centers
- Cross sell ratio is 3.7x
- NPL ratio is 1.4%, NPL cost for the period is 0.4%

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products



Spreads of Commercial Loans
3.4
3.4
Dec'07
March'08

[1] Medium size companies with sales turnover btw. TRY 10-85 mn are serviced through our commercial banking unit

Corporate Banking


Corporate Banking (TRY mn.)
29% y-t-d
8,919
1,463
7,456
12,080
1,603
10,477
15,564
1,536
14,028
2006
2007
March'08
Corporate Loans
Project Finance
Excluding accrued interest

- Investment and acquisition financing supports growth in corporate loans
- Cross-sell ratio is 3.4x
- NPL ratio is 0%, NPL cost for the period is 0%

Private Banking

Private



Private Banking Assets (USD mn.)
4% y-t-d
5,965
8,283
8,620
2006
2007
Mar-08

- Broadened range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.6x

Composition of securities



Composition of securities (TRY bn.)
18.5
10.1
68%
32%
48%
52%
Fixed
Floating
TL
FX

- Securities portfolio is highly liquid with approx. half of TL portfolio redeeming within 2008
- This gives us the chance to manoeuvre our asset composition from bonds to loans depending on the market conditions
- TL securities portfolio is mainly carried under available-for-sale, approx. TRY 33mn. mark to market gains

Income statement - composition of interest income



Composition of interest income (TRY bn.)
2.0
19% y-o-y
2.3
Growth
62%
61%
18% y-o-y
32%
34%
27% y-o-y
6%
5%
March'07
March'08
Other
From securities
From Loans

- Change in loan mix has affected the share of loan interest income

AKBANK

Net fees and commissions

Net Fees & Commissions (TRY mn.)



9% y-o-y
223
244
March'07
March'08

Fees and commissions revenue contribution



Money transfer fees 3%
Asset management fees 12%
Non-cash loans 4%
5% Consumer loan related
27% Merchant commissions
35% Credit cards commissions
14% Other

- Net fee and commission income growth is mainly due to the growth in credit card and asset management commissions

Operating costs



Composition of operating costs (TRY mn.)
454
164
52
121
99
18
3Q07
490
171
65
55
182
17
4Q07
515
211
53
96
137
18
1Q08
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*
SDIF premium

* Other costs include sundry taxes and duties, heating, lighting etc.

Decrease in marketing and advertisement costs in 4Q07 is due to reversal of certain unused or expired customer bonus milage liabilities and accounting change for prepaid marketing costs

Based on consolidated figures

Efficiency ratios


Operating expense/average assets (%)
3.0
2.8
2.6
2.6
2005
2006
2007
March'08


Cost/income (%)
38.4
44.7
40.8
40.9
2005
2006
2007
March'08*

* After the adjustment of tax credit of TRY 225mn

- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

Based on consolidated figures

Movements of ‘specific debt provisions’ and ‘general provisions’

Consolidated (TRY mn.)	Specific Debt Provisions	General Provisions	Total
Balance at the beginning of period, 1 January 2008	**1,008**	**294**	**1,302**
Net provision charges in current period	222	78	300
Collections of previous years’ provisions (-)	(76)	-	(76)
Write-offs (-)	(353)	-	(353)
Balance at the end of period, 31 March 2008	**801**	**372**	**1,173**

Income statement summary

Income statement summary (March 2008, TRY million)



939
244
78
418
-302
-515
-142
720
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

AKBANK

Balance sheet highlights

Consolidated (TRY mn.)	2007	1Q08	Shares (%) 2007	Shares (%) 1Q08	Change (%)
TOTAL ASSETS	**72,103**	**81,119**			**13**
Cash and Due from Banks	4,335	6,028	6	7	39
Securities	25,878	28,611	36	35	11
Loans	39,882	44,289	55	55	11
TOTAL LIABILITIES	**61,471**	**70,603**			**15**
Deposits	43,635	49,617	61	61	14
Funds Borrowed	9,491	11, 752	13	14	24
TOTAL EQUITY	**10,632**	**10,516**	15	13	**(1)**

Income statement highlights

Consolidated (TRY mn.)	1Q07	1Q08	Change (%)
Interest Income	1,969	2,339	19
Interest Expense	(1,218)	(1,400)	15
Net Interest Income	**751**	**939**	**25**
FX Gain (Loss), Net	25	101	304
Provision for Loan Losses	(139)	(222)	60
Net Interest Income after FX, Income/Loss & NPL Prov.	**637**	**818**	**28**
Fees and Commissions (Net)	223	244	9
Profit on Trading Securities (Net)	3	(22)	-
Operating Profit	**1,097**	**1,679**	**53**
Operating Expenses	(373)	(515)	38
Income Before Tax	**563**	**863**	**53**
Tax	(115)	(142)	24
Net Income	**448**	**720**	**61**

Balance sheet highlights in USD

Consolidated (USD mn.*)	2007	1Q08	Shares (%) 2007	Shares (%) 1Q08
TOTAL ASSETS	**62,195**	**62,093**		
Cash and Due from Banks	3,739	4,614	6	7
Securities	22,322	21,901	36	35
Loans	34,402	33,901	55	55
TOTAL LIABILITIES	**53,024**	**54,044**		
Deposits	37,639	37,980	61	61
Funds Borrowed	8,187	8,996	13	14
TOTAL EQUITY	**9,171**	**8,049**	15	13

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

Consolidated (USD mn.*)	1Q07	1Q08
Interest Income	1,422	1,791
Interest Expense	(879)	(1,072)
Net Interest Income	**543**	**719**
FX Gain (Loss), Net	18	77
Provision for Loan Losses	(101)	(170)
Net Interest Income after FX, Income/Loss & NPL Prov.	**460**	**626**
Fees and Commissions (Net)	161	186
Profit on Trading Securities (Net)	2	(17)
Operating Profit	**792**	**1,285**
Operating Expenses	(270)	(394)
Income Before Tax	**407**	**660**
Tax	(83)	(109)
Net Income	**323**	**551**

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

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